15045270

SEC Mail Processing Section
JAN 26 2015
Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2013 (MM/DD/YY) AND ENDING 11/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John W. Loofbourrow Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 12th Floor
(No. and Street)

New York, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John W. Loofbourrow 212-558-6400 Ext 100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Loofbourrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John W. Loofbourrow Associates, Inc., as of November 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New Jersey
County of Union

[signature]
Signature

President
Title

[signature] 01/15/2015
Notary Public

AGNIESZKA PROCIW-SOLECKI
Notary Public
State of New Jersey
My Commission Expires Mar. 26, 2018
I.D.# 2370390

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
John W. Loofbourrow Associates, Inc.:

We have audited the accompanying statement of financial condition of John W. Loofbourrow Associates, Inc. (the Company) as of November 30, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John W. Loofbourrow Associates, Inc. as of November 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
January 14, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

John W. Loofbourrow Associates, Inc.
Statement of Financial Condition
November 30, 2014

Assets

Cash	$	22,922
Escrow		1,237
Total assets	$	24,159

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	4,898
Escrow payable		1,237
Total liabilities		6,135
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value, 5,000 shares authorized, 4,616 shares issued and outstanding		411,462
Accumulated deficit		(393,438)
Total stockholders' equity		18,024
Total liabilities and stockholders' equity	$	24,159

The accompanying notes are an integral part of these financial statements.

John W. Loofbourrow Associates, Inc.
Statement of Operations
For the Year Ended November 30, 2014

Revenues	
Fee based income	$ 430,447
Total revenues	430,447
Expenses	
Commission expense	377,603
Professional fees	58,120
Other operating expenses	7,519
Total expenses	443,242
Net income (loss)	$ (12,795)

The accompanying notes are an integral part of these financial statements.

John W. Loofbourrow Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended November 30, 2014

	Common Stock	Accumulated Deficit	Total
Balance at November 30, 2013	$ 411,462	$ (380,643)	$ 30,819
Net income (loss)	-	(12,795)	(12,795)
Balance at November 30, 2014	$ 411,462	$ (393,438)	$ 18,024

The accompanying notes are an integral part of these financial statements.

John W. Loofbourrow Associates, Inc.
Statement of Cash Flows
For the Year Ended November 30, 2014

Cash flow from operating activities:		
Net income (loss)		$ (12,795)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Escrow	$ (1,237)	
Fees receivable	20,000	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(192)	
Escrow payable	1,237	
Total adjustments		19,808
Net cash provided by (used in) operating activities		7,013
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		7,013
Cash at beginning of year		15,909
Cash at end of year		$ 22,922
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 169	

The accompanying notes are an integral part of these financial statements.

John W. Loofbourrow Associates, Inc.
Notes to Financial Statements
November 30, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

John W. Loofbourrow Associates, Inc. (the "Company") was incorporated in the State of Delaware on November 7, 1980. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company is affiliated through common ownership to John Loofbourrow Inc. ("Inc").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including arranging equity and debt financing for corporations and nonprofit entities in the United States.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: INCOME TAXES

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of November 30, 2014, the IRS has not proposed any adjustment to the Company's tax position.

The Company has available at November 30, 2014, unused Federal net operating losses estimated to be $90,220, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $13,533. The net operating loss begins to expire in the year 2032.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: OPTION TO PURCHASE ADDITIONAL COMMON STOCK

Under the terms of an agreement approved by the Board of Directors on September 23, 2004, shareholders of the firm have the option to purchase additional shares of both Loofbourrow Inc. and John W. Loofbourrow Associates, Inc. for an agreed upon price representing a 15% discount to current stock valuation. The number of options accrued is based on a formula related to the amount of funds loaned to Loofbourrow Inc. by the individual shareholders. As of November 30, 2014, John W. Loofbourrow had accrued options to buy an additional 2,330 shares pursuant to this plan. The agreement expired on December 31, 2014.

Note 4: RELATED PARTY TRANSACTIONS

Pursuant to an agreement dated July 1, 2004, and revised in March 2011, the Company shares certain designated expenses with its sister company, Inc. Those expenses include computer, rent, personnel, office supplies and legal costs, and are allocated to the Company on a predetermined percentage based on estimated usage. In the year ending November 30, 2014, those allocated expenses approximate the licensing fees earned by Inc. from the registered representatives working under the Company's authority, resulting in a net offset. The application of this offset meets the requirements of FINRA Notice to Members 03-63 regarding expense sharing among related entities.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: ESCROW FUNDS

John Loofbourrow and three other shareholders were investors in Bedford Capital when the company filed for bankruptcy. One of Bedford's investments, a securitization trust completed in 2002, is due to pay out excess funds if any are available. Any funds collected are to be shared equally among the 4 participants. The company is using the escrow account to distribute those funds if and when they become available. As of November 30, 2014, there was $1,237 in the escrow account due to the participants.

Note 6: COMMITTMENTS AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at November 30, 2014 or during the year then ended.

Note 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at November 30, 2014 or during the year then ended.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU Number	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).*	After 12/15/14
2014-08	Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity *(April 2014).*	After 12/15/14
2014-09	Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers *(May 2014).*	After 12/15/17
2014-15	Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern *(August 2014).*	After 12/15/16

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2014, the Company had net capital of $18,024 which was $13,024 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($6,135) to net capital was 0.34 to 1, which is less than the 15 to 1 maximum allowed.

John W. Loofbourrow Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2014

Computation of net capital				
Common stock	$	411,462		
Accumulated deficit		(393,438)		
Total stockholders' equity			$	18,024
Total non-allowable assets				-
Net capital				18,024
Computation of net capital requirements				
Minimum net capital requirements				
6 2/3 percent of net aggregate indebtedness	$	409		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	13,024
Ratio of aggregate indebtedness to net capital		0.34 : 1		

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated November 30, 2013.

John W. Loofbourrow Associates, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of November 30, 2014

A computation of reserve requirements is not applicable to John W. Loofbourrow Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

John W. Loofbourrow Associates, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of November 30, 2014

Information relating to possession or control requirements is not applicable to John W. Loofbourrow Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

John W. Loofbourrow Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Period Ended November 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Report on Exemption Provisions

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) John W. Loofbourrow Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which John W. Loofbourrow Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) John W. Loofbourrow Associates, Inc. stated that John W. Loofbourrow Associates, Inc. met the identified exemption provisions throughout the period June 1, 2014 through November 30, 2014, without exception. John W. Loofbourrow Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Auditor's Review

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about John W. Loofbourrow Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Opinion

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
January 14, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

John W. Loofbourrow Associates, Inc. *Member FINRA, MSRB, SIPC*

December 10, 2014

Breard & Associates, Inc.
Certified Public Accountants
9221 Corbin Avenue, Suite 170
Northridge, CA 91324

Re: Assertions Regarding Exemption Provisions

Dear Mr. Breard:

As a member of management of John W. Loofbourrow Associates, Inc. ("the Company"), I am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through November 30, 2014.

John W. Loofbourrow Associates, Inc.

By:

John W. Loofbourrow
President

Loofbourrow
Private Investment Banking

44 Wall Street • 12th Floor • New York, NY 10005 • Phone 212 558-6400 • Fax 866-931-8509 • www.loofinc.com